

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 7 2010
WASH, D.C.
189

SECURITI  N

10031166

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- ~~200~~ 46216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Research Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 East Sir Francis Drake Blvd., Wood Island #3F

(No. and Street)

Larkspur, California 94939

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Swift (415) 925-0346

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant

(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Olson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Research Associates, Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________ ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Marin

Subscribed and sworn to (or affirmed) before me on this 25th (Date) day of August (Month), 2010 (Year), by

(1) David N. Olson (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Mary Elsik Ryan
Signature of Notary Public


MARY ELSIK RYAN
Commission # 1824898
Notary Public - California
Marin County
My Comm. Expires Dec 24, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT


SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2010
WASH, D.C.
189
SECTION

August 20, 2010

Board of Directors
Security Research Associates, Inc.
Larkspur, California

REPORT OF INDEPENDENT AUDITOR

I have audited the balance sheet of Security Research Associates, Inc., as of June 30, 2010 and related statements of operations, changes in shareholders' equity and cash flow for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Management of Security Research Associates, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Research Associates, Inc. as of June 30, 2010 and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS

CASH		$ 87 296
DEPOSIT - WEDBUSH MORGAN SECURITIES		100 000
RECEIVABLE FROM BROKER DEALER		395 572
FEES RECEIVABLE		100 000
MARKETABLE SECURITIES AT MARKET		178 500
SECURITIES NOT READILY MARKETABLE		85 699
PREPAID EXPENSES AND OTHER ASSETS		18 380
FURNITURE & EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $56,311		-
		$965 447

LIABILITIES AND SHAREHOLDERS' EQUITY

SALARIES AND COMMISSIONS		$165 436
ACCRUED EXPENSES		54 786
PAYABLE TO BROKER DEALER – MARGIN LOAN		81 300
INCOME TAXES (DEFERRED $69,866)		76 416
TOTAL LIABILITIES		377 938
SHAREHOLDER'S EQUITY:		
Common stock – no par value: stated value $10.00		
Authorized 20,000 shares		
Issued and outstanding 15,000 shares	$150 000	
Paid in capital	134 175	
Retained earnings	303 334	587 509
		$965 447

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2010

REVENUES:		
Commissions		$ 498 952
Investment banking fees		827 609
Trading profits		228 790
Investment income		233 717
		1 789 068
EXPENSES:		
Commissions and employee compensation & benefits	$ 880 543	
Trading charges	140 120	
Operating expenses	455 507	
Rent	84 833	
		1 561 003
INCOME BEFORE INCOME TAXES		228 065
INCOME TAXES ($64,000 deferred)		75 000
NET INCOME		$ 153 065

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2010

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2009	$ 150 000	$ 134 175	$ 180 269	$ 464 444
DIVIDEND PAID			$ (30 000)	$ (30 000)
NET INCOME			153 065	153 065
BALANCE AT JUNE 30, 2010	$ 150 000	$ 134 175	$ 303 334	$ 587 509

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2010

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income from operations		$ 153 065
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Receivables from broker dealer		(200 419)
Marketable securities		142 851
Securities not readily marketable		(82 963)
Prepaid expenses and other assets		7 141
Salaries and commissions		118 269
Accrued expenses		33 616
Income taxes ($64,000 deferred)		65 770
Payable broker dealer - margin loan		(214 051)
NET CASH PROVIDED BY OPERATING ACTIVITIES		23 279
CASH FLOWS FROM INVESTMENT ACTIVITIES:		
Shareholder advances	$ (1 300)	
Shareholder payments	30 485	
CASH PROVIDED BY INVESTMENT ACTIVITIES		29 185
CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from short term bank loans	20 202	
Repayment of short term bank loans	(20 202)	
Dividend Paid	(30 000)	
CASH USED BY FINANCING ACTIVITIES		(30 000)
NET INCREASE IN CASH		22 464
CASH AND CASH EQUIVALENTS, beginning of year		64 832
CASH AND CASH EQUIVALENTS, end of year		$ 87 296
INCOME TAXES PAID		$ 11 000
INTEREST PAID		$ 412

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Security Research Associates, Inc. (The Company) is a licensed securities broker-dealer with the SEC and a member of FINRA. The Company is engaged in investment banking and the sale and trading of marketable securities, primarily in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expense are recorded on a settlement due basis.

The Company has entered into a contract with Wedbush Morgan Securities who has agreed to act as originating broker on a fully disclosed basis for all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of customer securities transactions.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis.

Marketable securities are valued at fair value in accordance with FASB 157. Securities not readily marketable include securities for which there is no market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by the Board of Directors.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment

Furniture and fixtures are stated at cost. Depreciation is computed by an accelerated basis over estimated useful lives of three to seven years. New acquisitions are expensed to the extent allowable for Federal income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

Fair Value Measurement

The Company has adopted Financial Accounting Standards No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Non financial assets are stated at costs which approximate fair market value.

The FASB has issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, unrealized gains and losses are to be reported in earnings at each subsequent reporting date. The fair value option is irrevocable unless a new election date occurs, may be applied instrument by instrument, with a few exceptions, and applies only to entire instruments and not to portions of instruments. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. The Company has elected not to report any financial assets or liabilities at fair value under SFAS No. 159 on June 30, 2010 other than required by Broker Dealer accounting principles.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in with GAAP. GAAP prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken on a tax return. The Company adopted these provisions on July 1, 2009. There was no impact on total liabilities or stockholder's equity as a result of the adoption of these provisions.

NOTE B - DEPOSIT

The Company has deposited $100,000 with Wedbush Morgan Securities as security for its transactions with Wedbush. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - LEASE

The Company leases its offices and certain equipment under non-cancelable operating leases expiring in 2012. Minimum rental payments for the next two years are as follows:

2011	$107,000
2012	$111,000

The Company subleases approximately one third of its office space to an unrelated party on an annual basis.

Rent expense for the year was $84,833.

NOTE D - LINE OF CREDIT

The Company has a $100,000 line of credit with its bank expiring in May 15, 2011. Any advances will bear interest at 1.00% over the bank's reference rate which is currently 3.50%.

NOTE E - PENSION PLAN

The Company has established a 401(k) pension plan that covers all full time employees with over one year of service. The Company is required to make a safe harbor 3% contribution to the plan which amounted to $1,999.

NOTE F - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commission receivables are limited due to the fact that most receivables are not payable to registered representatives until collected. As of June 30, 2010, the Company's only significant concentration of credit risk was with their accounts at a commercial bank. The Company's balances on any day may exceed the insured amount by a material amount.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions, as a securities broker, are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE H - RELATED PARTY TRANSACTIONS

Advances to shareholders and employees of $1,845 are included in other assets.

NOTE I - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $100,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2010 the Company had net capital of $403,485 and aggregate indebtedness of approximately $378,000, a ratio of .94 to 1.00.

NOTE K - FAIR VALUE MEASUREMENT

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2010:

Assets:	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 87,296	$	$	$ 87,296
Equity securities	178,500	81,153	4,546	264,199
Total	$ 265,796	$ 81,153	$ 4,546	$ 351,495

SUPPLEMENTAL INFORMATION

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2010

COMPUTATION OF NET CAPITAL		
Stockholders' equity		$ 587 509
NON-ALLOWABLE ASSETS:		
Non Broker Dealer receivables	$ 40 000	
Securities not readily marketable	85 699	
Prepaid expenses and other expenses	25 062	
Total non-allowable assets		(150 761)
HAIRCUTS ON SECURITIES:		
Securities	26 775	
Concentrations	6 488	
Total haircuts		(33 263)
NET CAPITAL		$ 403 485
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness - liabilities from Statement of Financial Conditions		$ 377 938
Ratio of aggregate indebtedness to net capital		.94 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 25 197
Minimum dollar net capital requirement		$ 100 000
Net capital requirement (greater of above two amounts)		$ 100 000
Excess net capital		$ 303 485

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT REGARDING RECONCILIATION OF

SCHEDULES WITH THOSE FILED BY BROKER-DEALER

YEAR ENDED JUNE 30, 2010

The difference between net capital on the respondent's June 30, 2010 focus report as compared to these net capital financial statements is as follows:

Net capital per focus report		$421 280
Add:	Income adjustments	1 205
Deduct:	Net receivables from non broker dealer	(19 000)
Net capital per this report		$403 485

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2010

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Wedbush Morgan Securities on a fully disclosed basis.

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 20, 2010

Board of Directors
Security Research Associates, Inc.
Larkspur, California

In accordance with Rule 17a-5(e) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by Security Research Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Security Research Associates, Inc. compliance with applicable instructions of the Assessment Reconciliation (Form SIPC-7). Security Research Associates, Inc. management is responsible for Security Research Associates, Inc. compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested, or for any other purposes. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010 as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments nothing no differences; and

5. Computed the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed noting no differences.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

August 20, 2010



K. H. Wm. Krueger
Certified Public Accountant

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 20, 2010

Board of Directors
Security Research Associates, Inc.
Larkspur, California

In planning and performing my audit of the financial statements of Security Research Associates, Inc. for the year ended June 30, 2010 on which I issued my report dated August 20, 2010, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2010, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountant

SECURITY RESEARCH ASSOCIATES, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

YEAR ENDED JUNE 30, 2010

K. H. Wm. KRUEGER
CERTIFIED PUBLIC ACCOUNTANT